As filed with the Securities and Exchange Commission on October 1, 2004

Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

NEUROBIOLOGICAL TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	94-3049219
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3260 Blume Drive, Suite 500, Richmond, California 94806 (510) 262-1730

(Address, including zip code, and telephone number, including area code,

of Registrant’s principal executive offices)

Paul E. Freiman

President and Chief Executive Officer

3260 Blume Drive, Suite 500, Richmond, California 94806 (510) 262-1730

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen C. Ferruolo, Esq.

Heller Ehrman White & McAuliffe LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, California 92122-1246

Telephone: (858) 450-8400

Facsimile: (858) 450-8499

Approximate date of commencement of proposed sale to the public:

July 14, 2005, or earlier in certain circumstances.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.001 par value	4,774,333	$3.56	$16,996,626	$2,154

(1)	Includes 2,399,163 shares of common stock issued in connection with the registrant’s acquisition of Empire Pharmaceuticals, Inc. and 2,375,170 shares of common stock that may be issued as contingent consideration in connection with that acquisition. The shares of common stock offered hereby shall, in accordance with Rule 416 under the Securities Act of 1933, also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices of Registrant’s Common Stock on the Nasdaq SmallCap Market on September 28, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PRELIMINARY PROSPECTUS - SUBJECT TO COMPLETION

NEUROBIOLOGICAL TECHNOLOGIES, INC.

4,774,333 Shares

Common Stock

This prospectus may be used only in connection with the resale, from time to time, of up to 4,774,333 shares of our common stock, $0.001 par value, by the selling security holders identified in this prospectus. Information on the selling security holders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided in this prospectus under “Selling Security Holders” and “Plan of Distribution.” We will not receive any proceeds from the sale of these shares.

Our address is 3260 Blume Drive, Suite 500, Richmond, California 94806, and our telephone number is (510) 262-1730. In this prospectus, “Neurobiological Technologies,” the “Company,” “NTI,” “we,” “us” and “our” refer to Neurobiological Technologies, Inc.

Our common stock trades on the Nasdaq SmallCap Market under the symbol “NTII.” On September 28, 2004, the closing price for our common stock, as reported on the Nasdaq SmallCap Market, was $3.56 per share.

Investing in our common stock involves certain risks. See “ Risk Factors” beginning on Page 3 of this prospectus for the risks you should consider. You should read the entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 1, 2004

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ABOUT NEUROBIOLOGICAL TECHNOLOGIES, INC.

We are a drug development company focused on the clinical evaluation and regulatory approval of neuroscience drugs. We develop neuroprotective and neuromodulatory agents to treat progressive neurological impairments characteristic of various nervous system disorders, including diabetic neuropathy and brain cancer.

Our strategy is to in-license and develop later stage drug candidates that target major medical needs and that can be rapidly commercialized. Our experienced management team oversees the human clinical trials necessary to establish preliminary evidence of efficacy and then seeks partnerships with pharmaceutical and biotechnology companies for late-stage development and marketing of our product candidates. Currently, we receive revenues on the sales of one approved product and have two product candidates in clinical development. The approved product, Memantine, is an orally dosed compound that is approved for the treatment of moderate to severe Alzheimer’s disease and is marketed in the United States and Europe by our marketing partners. Memantine is also being developed for the treatment of neuropathic pain. Our current product candidates are XERECEPT®, a compound being developed for the treatment of peritumoral brain edema, or swelling around brain tumors, and Viprinex®, a compound being developed for the treatment of acute ischemic stroke.

Our address is 3260 Blume Drive Suite 500, Richmond, California 94806 and our telephone number is (510) 262-1730. Our Internet address is www.ntii.com. No portion of our website is incorporated by reference into this prospectus.

MEMANTINE

In April 1998, we entered into a strategic research and marketing cooperation agreement with Merz Pharmaceuticals GmbH, or Merz, and Children’s Medical Center Corporation to further the clinical development and commercialization of Memantine. Pursuant to this agreement, we share in revenues from sales of Memantine for all indications.

In June 2000, Merz entered into an agreement with Forest Laboratories, Inc., or Forest, for the development and marketing of Memantine in the United States for the treatment of Alzheimer’s disease, neuropathic pain and AIDS-related dementia. In August 2000, Merz entered into a strategic license and cooperation agreement with H. Lundbeck A/S of Copenhagen, Denmark, or Lundbeck, for the further development and marketing of Memantine for the treatment of Alzheimer’s disease, neuropathic pain and AIDS-related dementia. Lundbeck acquired exclusive rights to Memantine in certain European markets, Canada, Australia and South Africa, as well as semi-exclusive rights to co-market Memantine with Merz in other markets worldwide, excluding the United States and Japan, where Merz has granted development rights to Forest and Daiichi Suntory Pharma Co., Ltd., respectively.

In May 2002, Merz announced that Memantine (Ebixa®) was approved by the regulatory authorities in the European Union for the treatment of Alzheimer’s disease. In October 2003, Forest announced that Memantine (Namenda®) was approved by the FDA for the treatment of moderate-to-severe Alzheimer’s disease. Memantine became commercially available in the United States in January 2004.

Forest is presently conducting three additional placebo-controlled trials in either mild-to-moderate or moderate-to-severe Alzheimer’s disease. In June 2003, Forest announced that one of these trials did not demonstrate statistically significant effects on cognitive or global outcomes compared to the control group. This trial combined Memantine with Acetyl cholinesterase inhibitors for mild-to-moderate Alzheimer’s disease. In an additional trial, patients with moderate-to-severe Alzheimer’s disease who received the combined therapy of Memantine with the Acetyl cholinesterase inhibitor donepezil showed greater cognitive, functional, global and behavioral benefits over those with donepezil alone. These results were published in the “Journal of the American Medical Association,” or JAMA, a peer review journal, in January 2004. In January 2004, Forest announced positive results of a Phase III study using Memantine as a monotherapy in mild-to-moderate Alzheimer’s disease. Forest has announced that it plans to seek approval for Memantine for a mild-to-moderate indication.

In July 2001, Forest initiated the second of two trials necessary for submission of a new drug application, or NDA, for Memantine for the treatment of diabetic neuropathy. In May 2003, Forest announced that Memantine had failed to demonstrate a statistically significant difference versus the control group with regards to the primary endpoint of this trial. In October 2003, Forest announced the resumption of its clinical development of Memantine for the neuropathic pain indication with an expanded clinical program to examine various neuropathic pain conditions at different dosages. Forest anticipates that the earliest submission of an NDA would be 2006. NTI conducted the first pivotal trial of Memantine for the treatment of neuropathic pain with an enrollment of 400 patients and reported positive results in January 2000.

XERECEPT

We are developing XERECEPT, a synthetic preparation of the natural human peptide, Corticotropin-Releasing Factor, as a treatment for brain swelling due to brain tumors (peritumoral brain edema). In April 1998, XERECEPT received orphan drug designation for this indication from the FDA. Orphan drug designation provides NTI with seven years market exclusivity and makes NTI eligible to receive Orphan Drug Grants to fund clinical research. In fiscal 2004, we completed animal toxicology studies, and the FDA undertook extensive review of the clinical trial designs for two pivotal trials for the treatment of peritumoral brain edema. In April 2004, enrollment began in one trial, which has a target enrollment of 200 patients. The second pivotal trial is scheduled to begin by December 2004 and is expected to enroll 120 patients.

VIPRINEX

With our acquisition of Empire Pharmaceuticals, Inc. in July 2004, we acquired the exclusive worldwide rights to Viprinex, which is a late-stage reperfusion therapy for use in the treatment of acute ischemic stroke.

Empire acquired the exclusive worldwide rights to Viprinex in a royalty-bearing license from Abbott Laboratories in March 2002. Viprinex was being developed by Knoll AG, prior to its acquisition by Abbott in 2001.

PROSPECTUS SUMMARY

This prospectus relates to the resale of up to 4,774,333 shares of common stock by the security holders listed under “Selling Security Holders.” 2,399,163 of the shares were issued in connection with our acquisition of Empire Pharmaceuticals, which was completed July 14, 2004, and up to an additional 2,375,170 shares will be issued upon the commencement of a new Phase III clinical trial for Viprinex, a drug candidate we acquired from Empire. Commencing on the earlier of July 14, 2005 or the start of this new Phase III clinical trial, the selling security holders may sell their shares of NTI common stock in the open market at prevailing market prices or in private transactions at negotiated prices. They may sell the shares directly or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling security holders or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See the section of this prospectus entitled “Plan of Distribution.”

We will not receive any proceeds from the sale of the shares offered by the selling security holders.

RISK FACTORS

You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. Additionally, risks and uncertainties of which we are unaware or that we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, “Note Regarding Forward-Looking Statements.”

Our product candidates are based on new technologies and therefore are subject to numerous inherent risks of failure.

Our product candidates are based on new and relatively unproven technologies. Viprinex has previously failed in one Phase III clinical trial and a recent Phase III clinical trial for Memantine for neuropathic pain failed to produce the desired results. As evidenced by these trials, our product candidates face numerous risks of failure, including the possibility that these candidates may:

•	be found to be unsafe, ineffective or toxic;

•	fail to receive necessary regulatory clearances;

•	if approved, be difficult to manufacture on a large scale or be uneconomical to market;

•	be precluded from marketing by us or our marketing partners due to the proprietary rights of third parties; and

•	not be successful because third parties market or may market superior or equivalent products.

If any of these risks of failure should materialize, we may be forced to make additional significant expenditures for further clinical trials or cease further development of the drug candidate. In either case, our prospects would be harmed and our stock price could decline.

We are dependent on Merz and its marketing partners Forest and Lundbeck for the successful commercialization of Memantine.

All of our revenues in fiscal 2004 and 2003 were license fee and royalty payments from Merz related to our portion of payments received by Merz pursuant to its agreements with Forest and Lundbeck, its marketing partners. The only revenues that we expect to receive in the foreseeable future are our share of payments received by Merz from Forest and Lundbeck and royalties on Memantine sales made by Merz or its marketing partners, which depends, among other things, on the continuation of our research and marketing cooperation agreement with Merz and Children’s Medical Center. Although Merz has received approval to market Memantine for Alzheimer’s disease in Europe, we are not entitled to receive royalty payments for Memantine sales for Alzheimer’s disease in certain European countries and any commercialization efforts in these markets would not directly benefit us. If Merz is unable to successfully commercialize Memantine, or if Memantine is not commercialized for indications or in markets where we are entitled to royalty payments, our revenues would be adversely affected.

Under certain circumstances, Merz or Children’s Medical Center can terminate our research and marketing cooperation agreement upon six months’ notice. The termination of our agreement with Merz or any failure by Merz or its partners to successfully commercialize Memantine, could reduce or terminate our future royalties under the research and marketing cooperation agreement and would have a material adverse effect on our business, financial conditions and results of operations.

We have a history of losses and we may never achieve or maintain profitability.

Except for fiscal 2001, we have experienced operating losses every year since inception in funding the research, development and clinical testing of our drug candidates. As of June 30, 2004, our accumulated deficit was approximately $42.3 million and we expect to continue to incur operating losses in the future as we continue our clinical trials for XERECEPT and commence our planned clinical trials for Viprinex. To achieve profitability, we would need to generate significant additional revenue with positive gross margins. Although we expect that our royalty revenues from the sales of Memantine will increase in future periods, these increases may not occur and, even if they do increase in line with our projections, we do not expect that these increases will be sufficient to allow us to operate profitably at any time in the foreseeable future.

Even if our other product candidates are approved for commercialization, these candidates may not be successfully commercialized.

If either XERECEPT or Viprinex is approved for commercialization, we will be required either to market the drug directly, which would require the recruitment and training of a direct sales force, or license the drug to a larger biotechnology or pharmaceutical company with an existing sales force. The building of a direct sales force is costly and we may not succeed in directly marketing any approved drug. If we elected to license the approved drug to a larger company with an existing sales force, we would be required to share the revenues from commercialization and would lose a significant degree of control over the commercialization of the drug.

Our Industry is Highly Competitive

Competition in the biopharmaceutical industry is intense and is expected to increase. There are other therapies under development for each of our therapeutic targets and the development and sale of drugs for the treatment of the therapeutic targets that we and our collaborative partners are pursuing is highly competitive. Specifically, we face known competition from the following companies for each of the indications listed below.

Indication	Principal known competing products and competitors
Alzheimer’s disease (Memantine)	• ARICEPT® (donepezil HCI)—Eisai Inc. and Pfizer Inc.

• Exelon® (rivastigmine tartrate)—Novartis

• Reminyl® (galantamine HBr)—Janssen Pharmaceutica

Neuropathic pain (Memantine)	• Neurontin® (gabapentin)—Parke-Davis

Peritumoral brain edema (XERECEPT)	• Decadron® (dexamenthasone)—Merck & Co. Inc.

Acute ischemic stroke (Virpinex)	• Activase® (alteplase, recombinat)—Genentech, Inc.

We may not be able to develop products that will be as efficacious or as cost-effective as currently-marketed products or those products being developed by our competitors. In addition, because our license to certain XERECEPT patent rights is non-exclusive, others may develop competing products using the same compound. Consequently, others may develop, manufacture and market products that could compete with those that we are developing.

It is difficult to integrate acquired companies, products, technologies and personnel into our operations and our inability to do so could greatly lessen the value of any such acquisitions.

In July 2004, we acquired Empire Pharmaceuticals in a merger transaction and we may make additional strategic acquisitions of companies, products or technologies in the future in order to complement our product pipeline or to implement our business strategy. In connection with the Empire acquisition, we added two new members to our senior management team and we established offices in New Jersey. This is the first time that we will be managing two facilities and the distance between the facilities may make integration more difficult. If we are unable to successfully integrate acquired businesses, products, technologies or personnel with our existing operations, we may not receive the intended benefits of such acquisitions.

Additionally, disputes may arise following the consummation of an acquisition regarding representations and warranties, indemnity, earn-out and other provisions in the acquisition agreement. For these reasons, acquisitions may subject us to unanticipated liabilities or risks, disrupt our operations or divert management’s attention from day-to-day operations.

Because we do not have our own manufacturing facilities, we face risks from outsourcing.

Although Merz and its marketing partners have the responsibility of supplying Memantine for the clinical trials and commercialization of the drug, we must procure our own supplies of XERECEPT and Viprinex for our clinical trials of these compounds. Our clinical supply of XERECEPT has been manufactured by established methods using chemical synthesis to our specifications, and we are currently making arrangements for an initial clinical supply of Viprinex to be produced to our specifications. We perform audits on our contractors who supply our drug candidates to assess compliance with the current Good Manufacturing Practice, or cGMP, regulations. Although alternative cGMP suppliers of the bulk drugs and of finished dosage form products are available to us, Viprinex is difficult and costly to produce and we believe that there is only a limited number of manufacturers who are capable of producing the compound.

We face certain risks by outsourcing manufacturing, including:

•	the delay of our preclinical and human clinical testing if our contractors are unable to supply sufficient quantities of product candidates manufactured in accordance with cGMP on acceptable terms;

•	the delay of market introduction and subsequent sales if we should encounter difficulties establishing relationships with manufacturers to produce, package and distribute products; and

•	adverse effects on FDA pre-market approval of potential products if contract manufacturers do not adhere to cGMP regulations.

Because of these risks, our dependence on third parties for the manufacture of products may adversely affect our ability to develop and deliver products on a timely and competitive basis and our results of operations.

The FDA and state and local agencies, and comparable agencies and entities in foreign countries impose substantial requirements on the manufacturing and marketing of human therapeutics through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time consuming procedures.

Fulfillment of regulatory requirements for marketing human therapeutics typically takes many years and varies substantially based on the type, complexity, and novelty of the drug for which approval is sought. Government regulation may:

•	delay for a considerable period of time or prevent marketing of any product that we may develop; and/or

•	impose costly procedures upon our activities.

Either of these effects of government regulation may provide an advantage to our competitors.

There can be no assurance that FDA or other regulatory approval for any products developed by us will be granted on a timely basis or at all. Any delay in obtaining, or failure to obtain, required approvals would adversely affect the marketing of our proposed products and our ability to earn product revenues or royalties.

In addition, success in pre-clinical or early stage clinical trials does not assure success in later-stage clinical trials. For example, although our Phase II clinical trials for Memantine for the treatment of diabetic neuropathy produced positive results, subsequent clinical trials conducted by Forest did not replicate these results. Similarly, the results of Knoll AG’s Phase III clinical trials for Viprinex in the United States were not replicated in subsequent European clinical trials. Similar variations in later-stage clinical trial results may also be seen in XERECEPT as longer trials and larger patient populations are used. Further, since we began the first Phase III clinical trial of XERECEPT in April 2004, patient enrollment in this trial has been slow. Any further delays in patient enrollment could impede the development of XERECEPT. It is also possible that XERECEPT will not be further developed or successfully commercialized.

As with any regulated product, additional government regulations may be instituted which could delay regulatory approval of our potential products. Additional government regulations that might result from future legislation or administrative action cannot be predicted.

We have relied and will continue to rely on others for research, development and commercialization of our potential products.

We have entered into various contractual arrangements (which are generally non-exclusive) with consultants, academic collaborators, licensors, licensees and others, and we are dependent upon the level of commitment and subsequent success of these outside parties in performing their responsibilities. Certain of these agreements place significant responsibility for pre-clinical testing and human clinical trials and for preparing and submitting submissions for regulatory approval for potential products on the collaborator, licensor or contractor. If the collaborator, licensor or contractor fails to perform, our business, financial conditions and results may be adversely affected.

We have also relied on scientific, mechanical, clinical, commercial and other data supplied and disclosed by others in entering into these agreements. We have relied on this data in support of applications for human clinical trials for our potential products. Although we have no reason to believe that this information contains errors or omissions of fact, it is possible that there are errors or omissions of fact that would change materially our view of the future likelihood of FDA approval or commercial viability of these potential products.

We have agreements and licenses with third parties that require us to meet certain due diligence obligations, provide regular reports and make royalty and other payments to such parties. Our failure to satisfy these obligations could cause us to lose rights to technology or data under these agreements.

Our success will depend, in large part, on our ability to obtain or license patents, protect trade secrets and operate without infringing upon the proprietary rights of others.

The patent position of biotechnology firms generally is highly uncertain because:

•	patents involve complex legal and factual issues that have recently been the subject of much litigation;

•	no consistent policy has emerged from the United States Patent and Trademark Office regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents; and

•	others may independently develop similar products, duplicate any of our potential products, or design around the claims of any of our potential patented products.

In addition, because of the time delay in patent approval and the secrecy afforded United States patent applications, we do not know if other applications, which might have priority over our applications, have been filed. Further, because we have non-exclusive licenses to patent rights covering certain uses of XERECEPT, others may develop, manufacture and market products that could compete with those we develop.

As a result of all of these factors, there can be no assurance that patent applications relating to our potential products or processes will result in patents being issued, or that patents, if issued, will provide protection against competitors who successfully challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business, or be able to circumvent our patent position.

In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information. It is our policy that each employee enter into a confidentiality agreement which contains provisions generally prohibiting the disclosure of confidential information to anyone outside our company and requiring disclosure to us of ideas, developments, discoveries or inventions conceived during employment and assignment to us of proprietary rights to such matters related to our business and technology. However, it is possible that these agreements could be breached. In addition, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology.

If the members of our expanded management team are unable to work together effectively, our ability to manage our business will suffer.

Since our acquisition of Empire Pharmaceuticals in July 2004, we have expanded our management team. Stephen J. Petti joined us as Vice President, Product Development in July 2004 and David E. Levy joined us as Vice President, Clinical Development in September 2004. We intend to hire other executive officers in the near future. If these employees cannot work together effectively, our ability to manage our business will suffer.

Clinical trials or marketing of any of our potential products may expose us to liability claims from the use of such products, which our insurance may not cover.

We currently have a limited amount of product liability insurance for our clinical trials, with coverage limits of $5 million per incident and $5 million in the aggregate. It is possible that our current insurance may not be adequate to cover liabilities arising from our clinical trials.

Our current product liability insurance does not cover the commercial sales of products. We cannot be sure that we will be able to obtain product liability insurance covering commercial sales if and when they commence or, if such insurance is obtained, that sufficient coverage can be acquired at a reasonable cost. An inability to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims could prevent or inhibit commercialization of any products we develop.

The market price of our common stock has been, and is likely to continue to be, highly volatile.

The average daily trading volume of our common stock has historically been low, even when compared to that of other biopharmaceutical companies. Because of our relatively low trading volume, our stock price can be highly volatile.

Additionally, we recently issued 2,399,163 shares of common stock in connection with our acquisition of Empire Pharmaceuticals and, if we commence Phase III clinical trials for Viprinex, we will be required to issue an additional 2,375,170 shares. These shares have been registered for resale pursuant to this prospectus, and the selling stockholders of Empire will be able to begin selling their NTI common stock on the earlier of the commencement of Phase III clinical trials of Viprinex or July 14, 2005. The issuance of these additional shares and any large sales that may be made by the selling stockholders under this prospectus or otherwise could have a negative effect on the price and volatility of our stock price.

Additional factors that may affect the volatility of our stock price include:

•	announcements of the results of pre-clinical studies and clinical trials by us, Merz or its marketing partners or our competitors;

•	other evidence of the safety or efficacy of our products, or those of Merz or its marketing partners or our competitors;

•	announcements of technological innovations or new therapeutic products by us or our competitors;

•	developments in patent or other proprietary rights of us or our competitors, including litigation;

•	fluctuations in our operating results;

•	government regulation and health care legislation; and

•	market conditions for life science companies’ stocks in general.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or “1933 Act,” and Section 21E of the Securities Exchange Act of 1934, or “1934 Act,” including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of such documents. We assume no obligation to update any such forward-looking statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. In evaluating our business, prospective investors should carefully consider these factors in addition to the other information set forth in this prospectus and incorporated herein by reference.

USE OF PROCEEDS

The selling security holders identified below will receive all of the proceeds from the sale of the shares offered by this prospectus. We will receive no proceeds from this offering.

SELLING SECURITY HOLDERS

The following table sets forth the names of each of the selling security holders and certain information regarding their respective holdings in our common stock. The table also provides information about the number of contingent payment shares that each selling security holder may receive pursuant to the Agreement and Plan of Reorganization, dated July 14, 2004, by and among us, Empire Pharmaceuticals, Inc. and Empire Acquisition Corp. following the occurrence of certain events described in the agreement, which events are referred to below as the “Contingent Payment Trigger.” Except as noted below, the information regarding percent of shares owned is based on a total of 26,420,607 shares of common stock issued and outstanding as of August 31, 2004.

	Shares Owned Prior to Offering		Contingent Payment Shares		Total Shares Owned Including Contingent Payment Shares		Shares Beneficially Owned after the Offering
Selling Security Holders	Shares	Percent	Shares(1)	Percent(2)	Shares	Percent(2)	Shares	Percent
Stephen J. Petti	1,034,221	3.9%	1,146,597	4.0%	2,180,818	7.6%	–	–
Ziff Asset Management, L.P. (3)(4)	595,762	2.3%	529,544	1.8%	1,125,306	3.9%	–	–
Biotechnology Value Fund, L.P. (4)	388,540	1.5%	345,355	1.2%	733,895	2.5%	–	–
Biotechnology Value Fund II, L.P. (4)	246,075	*	218,724	*	464,799	1.6%	–	–
Investment 10, LLC (4)	64,756	*	57,559	*	122,315	*	–	–
Kennedy R. Lees (5)	21,460	*	23,791	*	45,251	*	–	–
Alison Lees (6)	17,323	*	19,205	*	36,528	*	–	–
Carl T. Steen	15,513	*	17,198	*	32,711	*	–	–
David E. Levy, M.D.	10,342	*	11,465	*	21,807	*	–	–
Raymond C. Anderson	5,171	*	5,732	*	10,903	*	–	–

*	Less than 1%.

(1)	Represents shares issuable to the selling security holders upon satisfaction of the Contingent Payment Trigger. No Contingent Payment Trigger has occurred as of the date of this Registration Statement and none of these shares have been issued or are outstanding. None of these shares are issuable unless a Contingent Payment Trigger occurs and there can be no assurance that a Contingent Payment Trigger will occur.

(2)	Percentage ownership assumes 28,795,777 shares of common stock issued and outstanding immediately following satisfaction of the Contingent Payment Trigger.

(3)	BVF Investments, L.L.C. holds sole voting and dispositive power over these shares.

(4)	BVF Inc. is the general partner of BVF Partners L.P., which is the general partner of Biotechnology Value Fund, L.P. and Biotechnology Value Fund II, L.P., the manager of BVF Investments, L.L.C. and the investment adviser to Investment 10, L.L.C.

(5)	Kennedy Lees may be deemed the beneficial owner of an additional 17,323 shares held by his spouse, Alison Lees, as well as 19,205 shares issuable to Ms. Lees upon satisfaction of the Contingent Payment Trigger. Mr. Lees disclaims beneficial ownership of such shares.

(6)	Alison Lees may be deemed the beneficial owner of an additional 21,460 shares held by her spouse, Kennedy R. Lees, as well as 23,791 shares issuable to Mr. Lees upon satisfaction of the Contingent Payment Trigger. Ms. Lees disclaims beneficial ownership of such shares.

PLAN OF DISTRIBUTION

The selling stockholders have entered into lock-up agreements with us that restrict their ability to sell their shares of our common stock until the earlier of July 14, 2005 or the commencement of a new Phase III clinical trial for Viprinex. Upon the expiration of these lock-up agreements, the selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the 1933 Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may also enter into hedging transactions with broker-dealers or financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell under this prospectus (as supplemented or amended to reflect such transaction).

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the 1933 Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the 1933 Act.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the 1933 Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders may also transfer the shares of common stock in other circumstances, in which case the transferees, pledges, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the 1933 Act amending the list of selling stockholders to include the transferees, pledgees, donees or other successors in interest as selling stockholders under this prospectus. If a transferee, pledgee, donee or other successor in interest intends to sell 500 or fewer shares, then we will not file a prospectus supplement.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the 1933 Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the 1933 Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock, including the fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the 1933 Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the 1933 Act.

We have notified the selling stockholders that the anti-manipulation rules of Regulation M under the 1934 Act may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The legality of the issuance of the common stock being offered hereby is being passed upon by Heller Ehrman White & McAuliffe LLP, San Diego, California. Stephen C. Ferruolo, a shareholder in a corporation that is a partner of Heller Ehrman White & McAuliffe LLP, currently serves as our corporate secretary.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents previously filed by us with the Securities and Exchange Commission pursuant to the 1934 Act are hereby incorporated by reference in this prospectus and made a part hereof:

1.	Our Annual Report on Form 10-K for the year ended June 30, 2004; and

2.	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 14, 1994, including any amendment or report filed for the purpose of updating such description.

All other documents we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Neurobiological Technologies Inc, 3260 Blume Drive, Suite 500, Richmond, California 94806, Attention: Chief Executive Officer, telephone: (510) 262-1730. We have authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the 1934 Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov, as well as at our website at www.ntii.com. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission’s Public Reference Room.

INDEMNIFICATION FOR 1933 ACT LIABILITIES

Our Certificate of Incorporation, as amended, limits the liability of our directors for monetary damages for breaches of their fiduciary duty as directors, except for liability that cannot be eliminated under the General Corporation Law of the State of Delaware. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of their duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware law, or (iv) for any transaction for which the director derived an improper personal benefit.

Our Certificate of Incorporation also provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law and, together with our Bylaws, provides that we shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Our Certificate of Incorporation also empowers our Board of Directors to provide, at its option, similar indemnification to our employees or agents. We have entered into separate indemnification agreements with our directors and officers that could require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers and advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

Securities and Exchange Commission registration fee	$2,154
Accounting fees	10,000
Legal fees and disbursements	10,000
Miscellaneous	5,000

Total:	$27,154

Item 15. Indemnification of Officers and Directors.

The registrant’s Certificate of Incorporation, as amended, limits the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the General Corporation Law of the State of Delaware. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of their duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware law, or (iv) for any transaction for which the director derived an improper personal benefit.

The registrant’s Certificate also provides that the registrant will indemnify its directors and officers to the fullest extent permitted by Delaware law and, together with the registrant’s Bylaws, provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The Certificate also empowers the Board of Directors to provide, at its option, similar indemnification to employees or agents of the registrant. The registrant has entered into separate indemnification agreements with its directors and officers that could require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 16. Exhibits.

The following documents are filed herewith (unless otherwise indicated) and made a part of this registration statement.

Exhibit Number	Description of Exhibit
5.1	Opinion of Heller Ehrman White & McAuliffe LLP

23.1	Consent of Heller Ehrman White & McAuliffe LLP (filed as part of Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm

24.1	Power of Attorney (included on signature page)

Item 17. Undertakings.

A.    The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Richmond, State of California, on October 1, 2004.

Neurobiological Technologies, Inc.

By	/s/ Paul E. Freiman
Paul E. Freiman President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul E. Freiman as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Paul E. Freiman Paul E. Freiman	President and Chief Executive Officer (Principal Executive, Accounting and Financial Officer)	October 1, 2004

/s/ Enoch Callaway, M.D. Enoch Callaway, M.D.	Director	October 1, 2004

/s/ Abraham E. Cohen Abraham E. Cohen	Director	October 1, 2004

/s/ Theodore L. Eliot, Jr. Theodore L. Eliot, Jr.	Director	October 1, 2004

/s/ F. Van Kasper F. Van Kasper	Director	October 1, 2004

/s/ Abraham D. Sofaer Abraham D. Sofaer	Director	October 1, 2004

/s/ John B. Stuppin John B. Stuppin	Director	October 1, 2004

NEUROBIOLOGICAL TECHNOLOGIES, INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
5.1	Opinion of Heller Ehrman White & McAuliffe LLP

23.1	Consent of Heller Ehrman White & McAuliffe LLP (filed as part of Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm

24.1	Power of Attorney (included on signature page)